

August 29, 2022

David Hsu
Chief Executive Officer
SolarMax Technology, Inc.
3080 12th Street
Riverside, California 92507

      Re: SolarMax Technology, Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed August 12, 2022
           File No. 333-266206

Dear Mr. Hsu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 3, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed August 12, 2022

Prospectus Summary
Permission required to obtain from Chinese authorities to operate and issuer securities to foreign investors, page 9

1.   We reissue comment 1. Please disclose in this section how you determined that you are not required to obtain any permissions or approvals from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. This includes the statement that "neither we nor our PRC subsidiaries are currently subject to any pre-approval requirement from the CAC to operate our business or conduct this offering, subject to PRC government's interpretation and implementation of the draft measures after they take effect." Please reconcile with the disclosure that "because of our

China Segment, we could be subject to additional requirements that we obtain pre-approval of the CSRC and potentially other regulatory authorities to pursue this offering, including a cybersecurity review potentially required under the Cybersecurity Review Measures." Please clarify the preapproval that you may be subject to and discuss whether you have obtained such preapproval. To the extent you have not, please provide clear disclosure of the risks and potential impact failure to obtain such preapprovals may have upon the company and this offering.

Risk Factors, page 16

2. We partially reissue comment 2. Please expand upon your risk factor on page 38 discussing inflation and supply chain issues to clearly discuss the extent to which your US operations have been affected by supply chain issues to date. Similarly revise the disclosure in the MD&A.

Use of Proceeds, page 63

3. We reissue comment 4. Please revise this section to clearly disclose that the proceeds may be used for the payment of short term debt and include the amount of proceeds allocated to such payments. In addition, for each debt, please disclose the interest rate and maturity date.

Capitalization, page 64

4. It does not appear that you have updated the as adjusted column to reflect the expected repayment of the $2.0 million note to an unrelated person that you refer to within footnote 1 to the table. Please revise or advise.

Management's Discussion and Analysis, page 65

5. We note your response to comment 7 and we reissue it in part. Please specify whether the principal factors contributing to the inflationary pressures and supply chain issues the company has experienced are known trends, events, and uncertainties that have materially impacted your results of operations or capital resources. Identify actions taken or planned, if any, to mitigate the impact of these factors. Finally, please discuss whether these factors materially affect your outlook or business goals.

Notes to Consolidated Financial Statements
2. Basis of Presentation and Summary of Significant Accounting Policies
Contract Balances, page F-58

6. We note your response to our comment 10. Please address the following:
   • Please tell us when such perfunctory administrative procedures are expected to be accomplished and as a result such amounts will be billed as we note that the most recent China project has been complete since June 30, 2021. In addition, please tell us the factors that led the Company to believe such unbilled amounts are still considered

realizable as of March 31, 2022. To the extent the Company has began billing such amounts subsequent to March 31, 2022, please tell us how much of the outstanding unbilled amounts have been billed and how much have been subsequently collected through the latest date available.

- Further, to the extent the Company is aware of any negative trends that may be impacting its ability to bill and collect its unbilled receivables, please revise your filing to disclose such trends in your MD&A. We remind you that your disclosures in your MD&A should provide quantified material trends and known material uncertainties when available so that investors can understand the business through the eyes of management. See Item 303 of Regulation S-K. See also Section 501 of the Financial Reporting Codification.

Exhibits

7.   We reissue comment 11. Please revise the opinion of counsel filed as Exhibit 5.2 to consent to each section where counsel is named in the prospectus.

You may contact Ameen Hamady at 202-551-3891 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Asher Levitsky